EXHIBIT 99.7

CERTIFICATION REQUIRED BY RULE 13a-14(b) OR RULE 15d-14(b) AND SECTION 1350 OF CHAPTER 63 OF TITLE 18 OF THE UNITED STATES CODE

Vermilion Energy Trust (the "Company") is filing its annual report on Form 40-F for the fiscal year ended December 31, 2005 (the "Report") with the United States Securities and Exchange Commission.

I, Lorenzo Donadeo, President & Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as enacted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

VERMILION ENERGY TRUST (the Registrant)

Date: March 15, 2006	By: (“Lorenzo Donadeo”)
Lorenzo Donadeo
President and Chief Executive Officer

CERTIFICATION REQUIRED BY RULE 13a-14(b) OR RULE 15d-14(b) AND SECTION 1350 OF CHAPTER 63 OF TITLE 18 OF THE UNITED STATES CODE

Vermilion Energy Trust (the "Company") is filing its annual report on Form 40-F for the fiscal year ended December 31, 2005 (the "Report") with the United States Securities and Exchange Commission.

I, Curtis W. Hicks, Executive Vice President & Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as enacted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

VERMILION ENERGY TRUST (the Registrant)

Date: March 15, 2006	By: (“Curtis W. Hicks”)
Curtis W. Hicks
Executive Vice President and Chief Financial Officer